UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco
98000 (Address of principal executive
office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 23, 2011, Scorpio Tankers Inc. (the "Company") held its 2011 Annual Meeting of Shareholders (the "Annual Meeting").  At the Annual Meeting, the shareholders of the Company:

1.
re-elected Emanuele A. Lauro and Ademaro Lanzara to serve as Class I directors of the Company until the Company's 2014 Annual Meeting of Shareholders and until their successors are elected and qualified;

2.
did not cast a sufficient number of votes to approve the proposal related to the Company’s Administrative Services Agreement, which required the affirmative vote of the holders of a majority of the Company's outstanding common shares entitled to vote at the Annual Meeting; and

3.	ratified the appointment of Deloitte LLP as the Company's independent auditors for the fiscal year ending December 31, 2011.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-173929) filed with the U.S. Securities and Exchange Commission with an effective date of May 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: July 5, 2011	By: /s/ Brian Lee
Brian Lee
Chief Financial Officer